Highland Transcend Partners I Corp.

777 Arthur Godfrey Road, Unit 402

Miami, FL 33140

March 30, 2022

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Request for Withdrawal of Highland Transcend Partners I Corp. Registration Statement on Form S-4 (File No. 333-260452)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Highland Transcend Partners I Corp. (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-260452), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 22, 2021, as further amended and as declared effective by the Commission on February 11, 2022.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated.  The Registration Statement registered Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50 (the “Redeemable Warrants”), of the Company in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of September 8, 2021 (as further amended, the “Merger Agreement”), among the Company, Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of the Company, Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of the Company, Picasso Merger Sub IV, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of the Company, Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of the Company, Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership, CP VII Pacer Corp., a Delaware corporation, CP VII Pacer EU L.P., a Delaware limited partnership, GPI Capital Gemini HoldCo LP, a Delaware limited partnership, GPI Capital Gemini LLC, a Delaware limited liability company, Packable Holdings, LLC, a Delaware limited liability company, and Shareholder Representative Services LLC, a Colorado limited liability company.

Accordingly, the Company will not proceed with the proposed offering of Class A Common Stock and Redeemable Warrants in connection with the transactions set forth in the Merger Agreement. Because the proposed offering of the Class A common stock and redeemable warrants registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Highland Transcend Partners I Corp. It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Lee Hochbaum at Davis Polk & Wardwell LLP at 212-450-4736.

Sincerely,

Highland Transcend Partners I Corp.

By:	/s/ Ian Friedman
	Name:	Ian Friedman
	Title:	Chief Executive Officer